July 28, 2015

VIA EDGAR TRANSMISSION

Laura Riegel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Ms. Riegel:

On May 29, 2015, the Registrant, on behalf of its series, the Newfound Total Return Fund (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”). In a telephone conversation on July 13, 2015, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

General Comments:

Comment 1. Please confirm that all material information will be included in an amendment to the Registration Statement and filed with the staff and that conforming changes will be made to the Prospectus and SAI in response to these comments. Please include Tandy Representations in your response letter.

Response. The Registrant confirms that all material information will be included in an amendment to the Registration Statement, that conforming changes will be made to the Prospectus and SAI in response to these comments, and notes that the Tandy Representations are included below.

Prospectus:

Fund Summary

Comment 2. In “Principal Investment Strategies”, it states that the Fund may short securities, so please include costs associated with short sales in the fee table.

261928.1

Response. The Registrant has not included the costs associated with short sales in the fee table because the shorting references in the strategy is done in the underlying exchange traded products in which the Fund invests, not by the Fund directly.

Comment 3. In “Principal Investment Strategies,” please summarize the disclosure found in item 9 rather than duplicate the disclosure.

Response. The Registrant has summarized the strategy in the item 4 disclosure.

Comment 4. In “Principal Investment Strategies,” in the first substrategy, please explain what “absolute return strategy” means.

Response. The Registrant has revised the disclosure as shown below:

“The Fund implements the Newfound U.S. Equity Dynamic Long/Short strategy by investing in ETPs that offer exposure to domestic equity securities of any market capitalization and to absolute return strategies (strategies that seek capital appreciation and income).”

Comment 5. In “Principal Investment Strategies,” please revise the disclosure to explain what “rules based methodologies” and “proprietary algorithmic models” mean and use consistent terminology.

Response. The Registrant has revised “rules based methodologies” to say “rules based investment process” for consistency. The Registrant has revised “algorithmic” to say “mathematical”.

Comment 6. In “Principal Investment Risks,” consider changing forwards risk to foreign currency forwards risk, if appropriate, and separating counterparty risk as its own risk factor.

Response. The Registrant has revised forwards risk to be titled foreign currency forwards risk. The Registrant believes the counterparty risk disclosure is adequate as written.

Comment 7. In “Performance”, please restate the first sentence to refer to not yet having a full calendar year of performance instead of that the Fund only recently commenced operations.

Response. The Registrant has made the revision requested.

Prior Performance Information of the Adviser

2

Comment 8. In the first sentence of the first paragraph, please clarify the disclosure regarding whether the composite is made up of separately managed private accounts or funds.

Response. The Registrant has revised the disclosure as follows:

“The following tables set forth performance data relating to the historical performance of the Adviser’s separately managed accounts, which represents all of the accounts ~~and funds~~ managed by the Adviser for the periods indicated that have investment objectives, policies, strategies and risks substantially similar to those employed by the Adviser in the management of the Fund (the “Composite”).”

Comment 9. Please confirm supplementally that the performance information shown that the performance information shown meets the requirements for the relief provided in Nicholas-Applegate Mutual Funds (pub. avail. Aug 6, 1996).

Response. The adviser has confirmed to the Registrant that the performance information shown meets the requirements for the relief provided in Nicholas-Applegate Mutual Funds (pub. avail. Aug 6, 1996). The adviser has also confirmed to the Registrant that it is in compliance with the requirements of Rule 204-2(a)(16) of the Investment Advisers Act of 1940.

Comment 10. In the first sentence in the second paragraph, please revise the disclosure to state that the performance information is net of all fees. If the Composite fees are lower than that of the Fund, add disclosure that the performance would be lower had the Composite had the Fund’s expense ratio.

Response. The Registrant has revised the disclosure as requested.

Comment 11. Please revise the title of the performance table to remove “Newfound Total Return”.

Response. The Registrant has revised the disclosure as requested.

Comment 12. Please remove the 1 year column in the table as the Composite does not have 1 year of returns.

Response. The Registrant has revised the disclosure as requested.

How Shares Are Priced

Comment 13. Please revise the language to be consistent with the SAI regarding when NAV is calculated.

3

Response. The Registrant has revised the disclosure as requested.

SAI:

Comment 14. Please confirm supplementally that all principal investment strategies are in the prospectus.

Response. The Registrant so confirms.

Comment 15. If the Fund may use total return swaps and other derivatives, please supplementally confirm that, (i) the Fund will set aside an appropriate amount of segregated assets, (ii) the Registrant is aware that the SEC has issued a concept release regarding total return swaps in 2011, and (iii) the Registrant is aware that the SEC may issue future guidance regarding total return swaps that could impact how the Fund operates.

Response. The Registrant confirms that, (i) the Fund will set aside an appropriate amount of segregated assets, (ii) the Registrant is aware that the SEC has issued a concept release regarding total return swaps in 2011, and (iii) the Registrant is aware that the SEC may issue future guidance regarding total return swaps that could impact how the Fund operates.

Comment 16. In “Investment Restrictions,” please add disclosure regarding what the 1940 Act limits are to which you refer in restrictions 1 with respect to senior securities and 6 with respect to the purchase and sale of commodities.

Response. The Registrant has added the following disclosure:

“With respect to interpretations of the SEC or its staff described in paragraph number 1 and 6 above, the SEC and its staff have identified various securities trading practices and derivative instruments used by mutual funds that give rise to potential senior security issues under Section 18(f) of the 1940 Act. However, rather than rigidly deeming all such practices as impermissible forms of issuing a "senior security" under Section 18(f), the SEC and its staff through interpretive releases, including Investment Company Act Release No. 10666 (April 18, 1979), and no-action letters has developed an evolving series of methods by which a fund may address senior security issues. In particular, the common theme in this line of guidance has been to use methods of "covering" fund obligations that might otherwise create a senior security-type obligation by holding sufficient liquid assets that permit a fund to meet potential trading and derivative-related obligations. Thus, a potential Section 18(f) senior security limitation is not applicable to activities that might be deemed to involve a form of the issuance or sale of a senior security by the Fund, provided that the Fund's engagement in such activities is consistent with or permitted by Section 18 of the 1940 Act, the

4

rules and regulations promulgated thereunder or interpretations of the SEC or its staff.”

 Comment 17. Please supplementally explain the parenthetical in policy 3.

Response. The parenthetical is seeking to clarify that the underwriting of securities that is prohibited here does not include situations where it could be deemed an underwriter by virtue of disposing of portfolio securities. It is also seeking to clarify that short-term lines of credit for the day to day clearances of purchases and sales of the Fund’s portfolio securities is not purchasing securities on margin or participating in any securities trading account.

Policies And Procedures For Disclosure Of Portfolio Holdings

Comment 18. Please confirm supplementally that the duty of confidentiality noted in the 6th paragraph also includes the duty not to trade on the information.

Response. The Registrant so confirms.

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;
2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
5

If you have any questions, please call Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Tanya L. Goins

6